FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 13, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces new date for  Second
quarter results release
------

In Light of MOC's Announcement on Interconnect Reduction not being published yet,
Company delays announcement to be able to provide second quarter results and preliminary assessments of  MoC's decision

Conference Call Scheduled for August 26, 2010 at 9:30 ET

Netanya, Israel – August 13, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that since the Israeli Ministry of Communications, or MOC, has not released its final determination with respect to the previously reported proposed interconnect tariff reduction and in light of the potentially material impact of the MoC's decision on the Company's business results, the Company is postponing the release of its financial results for the second quarter ended June 30, 2010 until Thursday, August 26, 2010, before the US markets open. This way the Company can provide its results for the second quarter as well as preliminary assessments of the MOC's final decision (assuming it has been made by then) and still meet (and allow its controlling companies to meet) the legal obligation to announce second quarter results by the end of this month.

The Company will be hosting a conference call on August 26, 2010 at 9:30 am ET (6:30 am PST, 14:30 GMT, 16:30 Israel time). On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610
International Dial-in Number:  +972 3 918 0610
at:
9:30 am EST; 6:30 am PST;
14:30 GMT Time; 16:30 Israel Time

The conference will be broadcast live on the investor relations section of the Company's website: http://investors.ircellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.313 million subscribers (as at March 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 13, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel